SEC

18004848

RMS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden	
hours per response......	12.00

SEC Mail Processing
FEB 28 2018
WASH, D.C.

SEC FILE NUMBER
8- 41808

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLP INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37000 TWELVE MILE ROAD, SUITE 101
(No. and Street)

FARMINGTON HILLS	MI	48331
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL MCEVILLY 248-489-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERGER, GHERSI & LADUKE PLC
(Name – *if individual, state last, first, middle name*)

300 E. LONG LAKE RD., #135	BLOOMFIELD HILLS	MI	48304
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, MICHAEL MCEVILLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLP INVESTMENT SERVICES, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Alex S. Paul / A. S. P.

Notary Public

ALEX S. PAUL
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF OAKLAND
My Commission Expires Sept. 30, 2021
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

TABLE OF CONTENTS
December 31, 2017

BERGER, GHERSI & LADUKE PLC

CERTIFIED PUBLIC ACCOUNTANTS

300 East Long Lake Road, Suite 135
Bloomfield Hills, Michigan 48304-2430
(248) 333-3680 Fax (248) 333-0226
Website: www.bglcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
GLP Investment Services, LLC
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of

GLP Investment Services, LLC
(a Michigan limited liability company)

as of December 31, 2017, the related statements of income, members' capital and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of GLP Investment Services, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of GLP Investment Services, LLC's management. Our responsibility is to express an opinion on GLP Investment Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GLP Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of GLP Investment Services, LLC's financial statements. The supplemental information is the responsibility of GLP Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9 and 10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berger Ghersi & LaDuke

BERGER, GHERSI & LADUKE, PLC
Certified Public Accountants

We have served as GLP Investment Services, LLC's auditor since 2010.

Bloomfield Hills, Michigan 48304
February 20, 2018

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	192,418
Receivables from broker-dealers and clearing organization		111,140
Advance - member		10,000
Advance - employee		5,300
Prepaid license		19,283
NASD membership, net of amortization of $1,870		45,380
Office equipment, at cost, less accumulated depreciation of $16,412		-
Total assets	$	383,521

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Payables to commissioned agents	$	77,037
Accounts payable - related party		3,365
Accrued Simple IRA plan		12,040
Total liabilities		92,442
Members' capital		291,079
Total liabilities and members' capital	$	383,521

The accompanying notes are an integral part of these financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF INCOME
For the year ended December 31, 2017

	Amount	Percent
Revenues:		
Commissions	$ 3,834,503	97.5 %
Other income	99,649	2.5
Interest income	2	-
Total revenues	3,934,154	100.0
Expenses:		
Commissions paid to agents	2,778,995	70.6
Employee compensation and benefits	609,085	15.5
Rent	10,093	0.3
Professional fees	56,126	1.4
Licenses	55,068	1.4
Depreciation	74	-
Printing and reproduction	2,127	0.1
Other expenses	125,889	3.2
Total expenses	3,637,457	92.5
Net income	$ 296,697	7.5 %

The accompanying notes are an integral part of these financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF MEMBERS' CAPITAL
For the year ended December 31, 2017

Balance, January 1, 2017	$	194,382
Net income		296,697
Member distributions		(200,000)
Balance, December 31, 2017	$	291,079

The accompanying notes are an integral part of these financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF CASH FLOWS
For the year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	296,697
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		74
(Increase) decrease in:		
Receivables from broker-dealers and clearing organization		(33,023)
Prepaid licenses		334
Increase (decrease) in:		
Payables to commissioned agents		24,700
Accounts payable - related party		(11,512)
Accrued Simple IRA Plan		506
Net cash provided by operating activities		277,776
Cash flows from financing activities:		
Distributions to members		(200,000)
Net increase in cash		77,776
Cash, beginning of year		114,642
Cash, end of year	$	192,418

The accompanying notes are an integral part of these financial statements.

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Nature of business - **GLP Investment Services, LLC** (the "Company") is a Michigan limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Revenue recognition - The Company recognizes commissions revenue on a trade-date basis as securities transactions occur. Commission expense payable to independent agents is accrued at the time the corresponding revenue is accrued.

Income taxes - As a limited liability Company, any income or loss realized is taxed to the individual members. Accordingly, no provisions for federal income taxes appear in the financial statements. The federal and state income tax returns are subject to examinations by the taxing authorities, generally for a period of three years after the returns are filed. Therefore, federal tax returns after 2013 are still subject to review by tax authorities.

Cash and cash equivalents - For financial statement purposes, the Company considers all liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The beginning cash balance on the Statement of Cash Flows is consistent with this treatment.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates relate to the collectability of accounts receivable and estimates of future cash flows used to evaluate whether conditions are present that would require asset impairment charges to be recognized. Actual results could differ from those estimates.

NASD membership - The NASD membership is recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that such impairment has not occurred in 2017. The NASD membership was being amortized over a period of forty years prior to adoption of FASB ASC Topic 350 on goodwill and other intangibles (see Note B).

Fixed assets - Fixed assets are recorded at cost and depreciated using accelerated methods over their estimated useful lives ranging from five to seven years. Depreciation expense totaled $74 for the year ended December 31, 2017.

Concentration of credit risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of receivables from broker-dealers and clearing organizations. The Company may be subject to credit risk to its cash, which is placed with a credit-quality financial institution. The Federal Deposit Insurance Corporation ("FDIC") covers up to $250,000 for substantially all depository accounts. From time to time, the Company may have amounts on deposit in excess of FDIC limits. Management believes the Company is not exposed to any significant credit risk on cash.

Accounts receivable - Accounts receivable represents amounts due from broker-dealers and clearing organizations and are stated at the amount management expects to collect from the outstanding balances. The Company does not require collateral or any other security to support the amounts due. Management believes that all accounts receivable as of December 31, 2017 are fully collectible. Accordingly, no reserve for bad debt exists as of December 31, 2017.

NOTE B - Adoption of FASB ASC Topic 350

In 2002, the Company adopted FASB ASC Topic 350 on goodwill and other intangibles. This established new accounting and reporting standards for goodwill and other intangible assets whereas intangible assets with indefinite lives are no longer amortized, but rather tested annually for impairment. The Company's NASD membership is deemed to have an indefinite useful life; therefore, the Company ceased amortization effective January 1, 2002. The Company determined that the carrying amount of its NASD membership did not exceed its fair market value and that no impairment loss had been realized during the year ended December 31, 2017.

NOTE C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of approximately $165,216, which was $159,053 in excess of its required net capital of $6,163.

There is no material difference between the computation of net capital as presented on Schedule I which follows the notes to the financial statements and the Company's Filing included in the FOCUS Report – Part IIA as of December 31, 2017.

NOTE D - Related Party Transactions

Companies related through common ownership and management share office space and support. Pursuant to an agreement with related companies, **GLP Investment Services, LLC** pays for support services and for its allocated use of its office space and office equipment. Rent expense paid or accrued to the related entity for the year ended December 31, 2017 was $10,093. The amount due the related party at December 31, 2017 was $3,365.

NOTE E - Simple IRA Plan

The Company has established a Simple IRA plan for the benefit of employees. Employees are allowed elective deferrals limited to $12,500 (additional $3,000 if age 50 or older as of the end of the year). The employer is required to match elective deferrals dollar for dollar up to 1% of wages in any two of five years (3% in the other years). The Company's matching contribution for the year ending December 31, 2017 is approximately $12,841. The amount accrued at December 31, 2017 is $12,040.

NOTE F - Subsequent Events

The Company has evaluated subsequent events through February 20, 2018, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

SCHEDULE 1

Aggregate indebtedness		$ 92,442
Net worth		$ 291,079
Deductions:		
12b-1 fees receivable	$ 45,900	
NASD membership	45,380	
Advances	15,300	
Prepaid license	19,283	
Total deductions		125,863
Net capital		165,216
Minimum required net capital		6,163
Capital in excess of minimum requirement		$ 159,053
Ratio of aggregate indebtedness to Net Capital		0.56 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2017).

Net capital, as reported in Company's Part II Amended (unaudited) FOCUS report	$ 165,216
Net capital, as reported on Schedule 1	$ 165,216

See Independent Auditor's Report.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

GLP Investment Services, LLC is exempt from the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(i), as a broker-dealer, "doing limited business (mutual funds and/or variable annuities only)."

BERGER, GHERSI & LADUKE PLC

CERTIFIED PUBLIC ACCOUNTANTS

300 East Long Lake Road, Suite 135
Bloomfield Hills, Michigan 48304-2430
(248) 333-3680 Fax (248) 333-0226
Website: www.bglcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
GLP Investment Services, LLC
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by GLP Investment Services, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of GLP Investment Services, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating GLP Investment Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GLP Investment Services, LLC's management is responsible for GLP Investment Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BERGER, GHERSI & LADUKE, PLC
Certified Public Accountants

Bloomfield Hills, Michigan
February 20, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2243********************MIXED AADC 220
41868 FINRA DEC
GLP INVESTMENT SERVICES LLC
37000 W TWELVE MILE RD STE 101
FARMINGTON HILLS, MI 48331

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A.	General Assessment (item 2e from page 2)	$ 0
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(0)
C.	Less prior overpayment applied	(150)
D.	Assessment balance due or (overpayment)	(150)
E.	Interest computed on late payment (see instruction E) for ___ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (150)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $______	
H.	Overpayment carried forward $(150)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GLP Investment Services LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 19th day of February, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

13

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-17
and ending 12-31-17

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,934,155
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,934,155
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,934,155
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 0
	(to page 1, line 2.A.)

14

BERGER, GHERSI & LADUKE PLC

CERTIFIED PUBLIC ACCOUNTANTS

300 East Long Lake Road, Suite 135
Bloomfield Hills, Michigan 48304-2430
(248) 333-3680 Fax (248) 333-0226
Website: www.bglcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
GLP Investment Services, LLC
37000 Twelve Mile Road, Suite 101
Farmington Hills, Michigan 48331

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GLP Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GLP Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(1) (the "exemption provisions") and (2) GLP Investment Services, LLC stated that GLP Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GLP Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GLP Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berger Ghersi & LaDuke

BERGER, GHERSI & LADUKE PLC
Certified Public Accountants

Bloomfield Hills, Michigan
February 20, 2018

GLP INVESTMENT SERVICES, LLC

Member FINRA/SIPC

The Exemption Report

The following statements are made to the best knowledge and belief of Michael McEvilly as Managing Member of GLP Investment Services, LLC.

I, Michael McEvilly, as the Managing Member of GLP Investment Services, LLC, (the Company) am responsible for complying with 17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. § 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k (1) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2017 without exception.

Michael McEvilly

2/21/2018

Date

37000 Twelve Mile Road • Suite 101 • Farmington Hills • Michigan • 48331
Phone: (248) 489-0101 • (877) GLP-WINS • Fax: (248) 876-9657